Exhibit 21

Subsidiaries of the Registrant(1)(2)

Legal Name	State of Incorporation
SSE Holdings, LLC	Delaware
Shake Shack Enterprises, LLC	New York
Shake Shack Enterprises International, LLC	New York
SSE IP, LLC	Delaware
Shake Shack Domestic Licensing LLC	Delaware
Shake Shack Mobile LLC	Delaware
Shake Shack Texas Management Company LLC	Texas
Shake Shack Texas Holding Company LLC	Texas
Shake Shack Texas Beverage Company LLC	Texas

(1)	The subsidiaries listed above represent the registrant’s subsidiaries as of December 27, 2017.

(2)
Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of consolidated wholly-owned subsidiaries carrying on the same line of business have been omitted. In total, the names of 86 subsidiaries have been omitted, none of which operated outside the United States.